Report regarding change in affiliate

On February 23, 2010, Woori Investment & Securities, a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), filed a report with the Financial Supervisory Service of Korea regarding its sale 100% of its investment stake in its wholly-owned subsidiary, Woori Absolute Asia Multi Strategy Fund. As a result, Woori Absolute Asia Multi Strategy Fund is no longer included as a second-tier subsidiary of Woori Finance Holdings.

Key details

•	Name of company: Woori Absolute Asia Multi Strategy Fund

•	Financial status as of November 19, 2009:

(unit: KRW)

Total assets (Won)	69,194,676,536	Shareholders’	69,147,482,231
		equity (Won)

Total liabilities (Won)	47,194,305	Paid-in-capital	691,980
		(Won)

*	Translated form US$ into KRW using the Bank of Korea’s exchange rate of U$1.00 to KRW1,153.30 in effect as of November 19, 2009.

•	Total number of subsidiaries of Woori Finance Holdings after exclusion: 43